Exhibit 17.2
William J. Ruh
P.O. Box 91
Rancho Santa Fe, CA 92067
Tuesday, April 17, 2007

Mr. Richard Lee
Chairman of the Board
Hanmi Financial Corporation
3660 Wilshire Boulevard, Penthouse Suite A
Los Angeles, CA 90010

Dear Mr. Lee:
Given my passion and active involvement in Hanmi’s success over the past three years, please accept this letter confirming my formal resignation, effective as of Thursday, April 12, 2007, from the Board of Directors of Hanmi Financial Corporation.
Pursuant to the process of selecting of suitable board candidates for the slate of Class II Director Nominees, I am no longer confident that I can fulfill my fiduciary obligations as a board member of Hanmi’s Financial Corporation.
It has been an honor to serve Hanmi’s shareholders, and it is my continued desire that Hanmi remain the preeminent institution serving the banking needs of the Korean-American community.

Yours truly,

/s/ William J. Ruh
William J. Ruh